Exhibit 12

OWENS-ILLINOIS GROUP, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Nine months ended September 30,
	2006	2005

Earnings from continuing operations before income taxes, and minority share owners’ interests	$214.1	$389.9
Less: Equity earnings	(21.2)	(17.9)
Add: Total fixed charges deducted from earnings	379.6	358.1
Proportional share of pre-tax earnings of 50% owned associates	8.1	7.1
Dividends received from equity investees	39.3	6.5

Earnings available for payment of fixed charges	$619.9	$743.7

Fixed charges (including the Company’s proportional share of 50% owned associates):

Interest expense	$361.5	$336.2
Portion of operating lease rental deemed to be interest	7.6	9.7
Amortization of deferred financing costs and debt discount expense	10.5	12.2

Total fixed charges deducted from earnings and fixed charges	$379.6	$358.1

Ratio of earnings to fixed charges	1.6	2.1